Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TPI Composites, Inc.:

We consent to the incorporation by reference in the registration statement filed July 22, 2016, on Form S-8 of TPI Composites, Inc. of our report dated April 8, 2016, except as to Note 21(b), which is as of July 8, 2016, with respect to the consolidated balance sheets of TPI Composites, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the registration statement (No. 333-212093) on Form S-1 of TPI Composites, Inc.

/s/ KPMG LLP

Phoenix, Arizona

July 21, 2016